RESOLUTION OF THE BOARD OF DIRECTORS OF

                          MEDIVEST, INC.


          The undersigned, being all of the duly elected and incumbent directors of Medivest, Inc., a Utah corporation (the "Corporation"), acting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, do hereby unanimously consent to and adopt the following resolutions, effective the latest date hereof:

                             RECITALS

          WHEREAS, the Company has been unable to interest any reorganization, merger or acquisition candidate in completing a favorable transaction with the Company because of the current size of the "public" float; and

          WHEREAS, it is deemed to be in the best interest of the Company and the stockholders to reduce this float by virtue of a reverse split which will affect all stockholders equally and may make the Company more attractive to these types of candidates; and

          WHEREAS, due to the health of John M. Williams and the current business schedule of William R. Stoddard, it is deemed desirable to attempt to find other persons more experienced in mergers and acquisitions to assume control of the Company by the investment of sufficient capital to allow the Company to seek out reorganization, merger or acquisition candidates;

          NOW, THEREFORE, it is hereby

          RESOLVED, that the Corporation shall undertake a reverse split of its outstanding common stock on the basis of one share for 18, retaining the authorized shares at 50,000,000 and retaining the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Corporation, effective at 8:00 a.m., Daylight Savings Time, on October 9, 1998; provided that no stockholder's holdings shall be reduced to less than one share as a result of said reverse split, with all fractions being rounded up to the nearest whole share;

          FURTHER, RESOLVED, that the Company's transfer agent is hereby authorized to issue sufficient shares to cover rounding as a result of the reverse split;

          FURTHER, RESOLVED, that Leonard W. Burningham, Esq., is hereby authorized to prepare such documentation and do such acts as are necessary to implement said reverse split;

          FURTHER, RESOLVED, that the current directors and executive officers of the Company attempt to find other persons with substantial experience or contacts regarding mergers, reorganizations or acquisitions, who are willing to serve as directors and executive officers of the Company and are willing to invest not less than $20,000 into the Company to fund the search for candidates for these types of transactions; and

          FURTHER, RESOLVED, that on the finding of any such person or persons and the investment of such funds, that the current directors and executive officers of the Company resign, forthwith, and designate such person or persons to serve in their place and stead.


Date: 9/30/98                           /s/John M. Williams
                                   John M. Williams


Date: 9/30/98                             /S/William R. Stoddard
                                   William R. Stoddard